Exhibit 99.8

NICE inContact CXone Further Expands SMS Functionality with Textel to Improve Customer Experience

Textel SMS Offers Multiple Conversation Capabilities with Seamless Text Application

Salt Lake City – January 17, 2018 – NICE inContact, a NICE (Nasdaq:NICE) business today announced that Textel (textel.net) is integrating its SMS application into NICE inContact CXoneTM, the world’s #1 cloud customer experience platform. Companies using CXone can further their SMS offering to address the growing need to more customer service channels.

Textel provides businesses the opportunity to text with their customers using their existing business phone number, extending the SMS capability of CXone by adding two-way SMS functionality and toll-free mass texting.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

NICE inContact customers will benefit from Textel’s SMS and customer experience solutions by enabling:

•	Seamless integration into the existing NICE inContact interface

•	Convenient use of toll free numbers for rapid deployment of outbound text campaigns

•	Easy management of multiple conversations simultaneously and allows customers to initiate and open a support ticket by sending an SMS message

Textel further simplifies tasks like checking on a status of an order, sending a mass update, scheduling appointments, or resetting a password, through CXone, enhancing the customer experience journey.

“Textel is excited for this partnership with NICE inContact and being part of CXexchange,” said James Diel, CEO of Textel “Our technology helps brands easily connect with their customers via the preferred medium of text. Texting significantly lowers call volumes, increases Net Promoter and Customer Service Index (CSI) scores as well as generates leads. Textel is now proudly integrated with CXone.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how Textel’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“Today’s mobile customers look for the convenience of text messaging instead of phone calls for simple customer service requests,” The customer experience includes much more than voice interactions,” said Paul Jarman, CEO of NICE inContact. “With Textel’s SMS functionality NICE inContact customers can improve customer experience by providing service for customers via two-way text or proactive text notifications. We welcome Textel as part of the CXexchange marketplace.”

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.incontact.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.